Filed Pursuant to Rule 424(B)(3)

Registration No. 333-160463

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 8 DATED JANUARY 25, 2011

TO THE PROSPECTUS DATED JUNE 16, 2010

This Supplement No. 8 supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT, Inc. dated June 16, 2010, and Supplement No. 5 dated December 3, 2010, Supplement No. 6 dated December 21, 2010 and Supplement No. 7 dated January 14, 2011. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT, Inc. and, as required by context, Resource Real Estate Opportunity OP, LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Unless otherwise defined in this Supplement No. 8, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offering; and

•	information regarding stock distributions recently declared.

Status of Offering

We commenced this initial public offering of shares of our common stock on June 16, 2010. We have broken escrow with respect to subscriptions received from all states where we are conducting this offering except Pennsylvania, which has a minimum offering amount of $25 million. As of January 24, 2011, we had accepted aggregate gross offering proceeds of $14,539,610 related to the sale of 1,458,094 shares of stock, all of which were sold in the primary offering. As of January 24, 2011, approximately 73,541,906 million shares of our common stock remain available for sale in our primary offering, and approximately 7,500,000 million shares of our common stock remain available for issuance under our distribution reinvestment plan.

Except with respect to subscriptions from Pennsylvania, subscribers should make their checks payable to “Resource Real Estate Opportunity REIT, Inc.” Until we have raised the minimum offering amount for Pennsylvania from persons not affiliated with us or our advisor, Pennsylvania investors should continue to make their checks payable to “TD Bank, N.A. as Escrow Agent for Resource Real Estate Opportunity REIT, Inc.”

Stock Distributions Declared

On January 21, 2011, our board of directors declared a stock distribution of 0.015 shares of our common stock, $0.01 par value per share, or 1.5% of each outstanding share of common stock to the stockholders of record at the close of business on February 28, 2011. Such stock distributions are to be paid on March 15, 2011.

We believe that the stock distribution should be a tax-free transaction for U.S. federal income tax purposes under Section 305(a) of the Internal Revenue Code of 1986, as amended, and the adjusted tax basis of each share of “old” and “new” common stock should be computed by dividing the adjusted tax basis of the old common stock by the total number of shares, old and new. The holding period of the common stock received in such a non-taxable distribution is expected to begin on the date the taxpayer acquired the common stock which is the date that the distribution was made. You should consult your own tax advisors regarding the tax consequences of this stock distribution.